2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from              to

Commission File No. 33-32504 and 33-1329

RYERSON TULL SAVINGS PLAN

( f/k/a Inland Steel Industries Thrift Plan)

(Full Title of the Plan)

RYERSON TULL, INC.

2621 W. 15th Place, Chicago, Illinois 60608

(Name of issuer of the securities held pursuant to the plan

and address of principal office)

Ryerson Tull Savings Plan

Index

December 31, 2003 and 2002

Note:	All other schedules of additional financial information required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Ryerson Tull, Inc. and the

Participants and Administrator of

The Ryerson Tull Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ryerson Tull Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Chicago, Illinois

May 14, 2004

Ryerson Tull Savings Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Investments
Beneficial interest in the Ryerson Tull Master Trust (Note 5)	$215,624,362	$186,125,167
Employee contribution receivable	305,169	248,122
Employer contribution receivable	233,217	2,060,537

Net assets available for plan benefits	$216,162,748	$188,433,826

The accompanying notes are an integral part of these financial statements.

Ryerson Tull Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2003 and 2002

	2003	2002
Additions
Additions to net assets attributed to Contributions
Participant	$7,805,989	$7,752,855
Employer	3,767,079	5,679,594
Share in net appreciation (depreciation) of the Ryerson Tull Master Trust (Note 5)	29,880,141	(21,505,694)

Total additions (deductions)	41,453,209	(8,073,245)

Deductions
Benefits paid to participants	13,705,951	16,342,199
Administrative expenses	18,336	16,071

Total deductions	13,724,287	16,358,270

Net increase (decrease)	27,728,922	(24,431,515)
Net assets available for plan benefits
Beginning of year	188,433,826	212,865,341

End of year	$216,162,748	$188,433,826

The accompanying notes are an integral part of these financial statements.

Ryerson Tull Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of the Plan

This description summarizes major provisions of the Ryerson Tull Savings Plan (the “Plan”) and is provided for general information purposes only. It does not cover all provisions, limitations and exclusions of the Plan. A full copy of the summary plan description and additional information about the Plan may be requested from the plan administrator.

The Plan is a defined contribution profit sharing (thrift-savings) plan which is available to all office employees and certain hourly, nonbargaining unit plant employees of Ryerson Tull, Inc. (the “Company”) and certain of its subsidiaries and affiliates (collectively referred to as the “Employers”).

The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), was adopted effective January 1, 1975.

Employees electing to participate in the Plan may contribute up to twenty percent of their base salary. Participants have the option of making contributions on a before-tax and/or after-tax basis.

The first four percent of participants’ contributions (the “basic contribution”) is matched by the Company at one hundred percent. In addition, participants automatically receive a Variable Company Contribution of up to ten percent of calendar year earnings (regular base salary before reduction for before-tax contributions, plus amounts includible in gross income such as bonuses and commissions) dependent upon the annual financial performance of the Company.

Participants not accruing benefits in the Ryerson Tull Pension Plan (the “Pension Plan”) receive a Fixed Company Contribution under the Plan equal to two percent or, for participants who met specified age and service criteria at December 31, 1997 (March 31, 2000 for those participants who participated in the Tull Supplement of the Pension Plan), three percent of their calendar year earnings up to the maximum limited by Section 401(a)(17) of the Internal Revenue Code (“IRC”). Participants continuing to accrue benefits in the Pension Plan at and after December 31, 1997 became eligible for the Fixed Company Contribution on January 1, 2003 and those participants continuing to accrue benefits in the Tull Supplement of the Pension Plan at and after March 31, 2000 will not be eligible for the Fixed Company Contribution (under the Plan) until April 1, 2005. The Board terminated payment of the 2003 Fixed Company Contribution which is a one time suspension for 2003 only.

All investments can be directed by Participants at their discretion. Participants may designate the investment of their contributions in integral multiples of one percent in any of the following funds: Invesco Dynamics Fund, Fidelity Retirement Government Money Market Portfolio, Fidelity Stable Value Fixed Income Fund, Fidelity Spartan U.S. Equity Index Portfolio, Fidelity Asset Manager Fund, Fidelity Magellan Fund, Franklin Small Cap Growth Fund, MSIFT Mid Cap Value Portfolio, Vanguard Growth Index Fund, Fidelity Equity Income Fund, Fidelity Diversified International Fund, Fidelity Balanced Fund, PIMCO Total Return Fund, MSIF Small Company Growth Portfolio and Strong Advisor Small Cap Value Fund (collectively “the Funds”). Individual participant accounts are maintained for each investment fund to record participant contributions, employer matching contributions, investment appreciation or depreciation, dividends and interest income.

Ryerson Tull Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

Participants vest immediately in their contributions and the earnings or losses thereon. Participants vest in all of the Company’s matching contributions upon completion of three years of vesting service. The Variable Company and Fixed Company Contributions vest upon completion of five years of vesting service or upon termination of employment due to a distributable event, such as retirement, death, disability or other events as set forth in the Plan. Upon termination of employment for reasons other than a distributable event, nonvested matching contributions are forfeited at the time of termination. Forfeitures are used to reduce future contributions by the Company. The amounts of forfeitures used to reduce the Company contributions were $220,204 and $235,000 for the years ended December 31, 2003 and 2002, respectively.

Participants may withdraw their contributions and the earnings or losses thereon, subject to certain limitations set forth in the Plan. Certain withdrawals are subject to federal and state income taxes and penalties as required by the Internal Revenue Service (“IRS”).

Participants may borrow up to fifty percent or $50,000 of their vested balance, whichever is less (subject to certain limitations set forth in the Plan), excluding vested balances in the Ryerson Tull Common Stock Fund, for terms not exceeding five years, subject to acceleration under certain circumstances. The interest rate charged on loans is based upon a nationally published prime rate in effect at the beginning of the month in which the loan application is accepted.

Participants are entitled to a distribution of all vested amounts upon termination of employment with the Company. Participants may elect to receive a single lump sum payment or, under certain circumstances set forth in the Plan, installment payments, starting no later than April 1 of the year following the year in which the age of seventy and one-half years is reached.

Administration

The Plan is administered by the Plan Committee (“Committee”), which consists of certain officers of the Company appointed by the Company’s Board of Directors. LaSalle National Bank serves as trustee of the Common Stock Fund.

Fidelity Management Trust Company (“Fidelity” and “Trustee”) is responsibility for administering, holding and investing certain assets of the Plan. The costs of certain administrative and investment services provided by Fidelity are paid from participants’ accounts or assets within the appropriate investment option, as applicable.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Ryerson Tull Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements, changes in net assets available for plan benefits during the reporting period and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Investments and Investment Income

Plan participants may allocate all or a percentage of their contributions in any of the investment options listed in Note 3.

Realized gains and losses on investment transactions are calculated using the current value method. Under the current value method, realized gains and losses on investments sold are calculated as sales proceeds less an adjusted cost representing current value at the beginning of the year or acquisition cost if acquired during the year.

In accordance with the policy of stating investments at fair market value, the net unrealized appreciation or depreciation of the market value of investments for the year, if any, is reflected in the statement of changes in net assets available for plan benefits. Unrealized gains or losses are calculated as the current value of investments held at the end of the year less their current value at the beginning of the year or acquisition cost if acquired during the year.

Interest income is accrued as earned, and dividend income is recorded as of the record date.

Contributions and Withdrawals

Contributions are recorded in the period accrued by the Company. Withdrawals and transfers are valued as of the close of the business day in which they occur.

Administrative Expenses

Certain trustee, recordkeeping, legal and the investment management fees of all funds except the Common Stock Fund are paid by the Plan. All other management fees and administrative expenses of the Plan are paid by the Company.

Plan Termination

The Company anticipates that the Plan will continue, but reserves the right to terminate the Plan at any time. Upon termination of the Plan, all amounts allocated to the participants’ accounts, including all employer-matching contributions, shall vest immediately. The Trustees shall then direct the method and manner of distribution of the Plan’s assets to participants or their beneficiaries.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.

Ryerson Tull Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

3.	Investments and investment income

Plan participants may allocate all or a percentage of their contributions in any of the investment options listed below.

The Invesco Dynamics Fund consists of domestic common stocks of companies traded on both the US securities exchanges and the over-the-counter market. The fund also has the flexibility to invest in other types of securities, including preferred stocks and convertible securities, and short-term investments. The fund may invest up to 25 percent of its assets in foreign securities, which involve greater risk.

The Fidelity Retirement Government Money Market Portfolio consists of short-term obligations issued or guaranteed by the U.S. Government. The assets in the fund are stated at cost plus interest, which approximates market value.

The Fidelity Stable Value Fixed Income Fund consists of pooled investment funds held by Fidelity. The pooled investment funds, which consist of certain types of fixed income securities, are valued at cost plus interest earned to date, which approximates market value.

The Fidelity Asset Manager Fund is an asset-allocation fund, which consists of a mix of short-term instruments, bonds and equities. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The Fidelity Spartan U.S. Equity Index Portfolio is a pooled investment fund, which invests in various common stocks. The net assets of this fund are valued at the closing market price on the last business day of the year for the individual securities held in the portfolio.

The Fidelity Magellan Fund consists of common stock and securities that are convertible into common stock. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The Franklin Small Cap Growth Fund invests primarily in common stock of companies with market capitalization of less than $1 billion at the time of investment. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The MSIFT Mid Cap Value Portfolio invests primarily in common stock of companies with market capitalization between $500 million and $3 billion. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The Vanguard Growth Index Fund invests in growth equities and has a moderate to aggressive overall risk level. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The Fidelity Diversified International Fund invests primarily in foreign equities. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

Ryerson Tull Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

The Fidelity Equity Income Fund invests primarily in income-producing equity securities (both domestic and foreign). The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The Fidelity Balanced Fund invests in approximately 60% of assets in stocks and other equity securities, and the remainder in bonds and other debt securities, including lower-quality debt securities, when the outlook for the markets is neutral. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The PIMCO Total Return Fund invests in all types of bonds, including US Government, corporate, mortgage and foreign. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The MSIF Small Company Growth Portfolio invests primarily in common stocks of small-sized domestic (US) corporations and, to a limited extent, foreign (non-US) corporations. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assets held in the portfolio.

The Strong Advisor Small Cap Value Fund invests primarily in stocks of small-capitalization companies that the fund’s manager believes are undervalued relative to the market based on earnings, cash flow, or asset value. The net assets of the fund are valued at the closing market price on the last business day of the year for the individual assess held in the portfolio.

The Ryerson Tull Common Stock Fund is valued at the last reported sales price on the last business day of the year. No contributions may be invested into this fund, nor may any transfers be directed into this fund. Transfers may be directed out of the fund at any time.

The following investments represent 5% or more of the Plan’s net assets:

	2003	2002
Stable Value Fixed Income Fund
Unallocated investment contracts (aggregated)	$—	$1,479,559
Pooled investment funds	61,461,422	62,299,844

	$61,461,422	$63,779,403

Fidelity Magellan Fund, 271,421 and 273,033 shares, respectively	$26,528,651	$21,558,646
Fidelity Retirement Government Money Market Portfolio, 21,616,312 and 23,740,169 shares, respectively	21,616,312	23,740,169
Fidelity Spartan U.S. Equity Index Portfolio, 577,551 and 569,202 shares, respectively	22,761,287	17,730,649
Fidelity Asset Manager Fund, 1,114,884 and 1,114,723 shares, respectively	17,570,567	15,383,173
Fidelity Balanced Fund, 849,814 shares	14,234,388	9,685,837

Ryerson Tull Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

During the years ended December 31, 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $29,880,141 and $(21,505,694) as follows:

	2003	2002
Mutual funds	$29,697,889	$(21,343,718)
Common stock	182,252	(161,976)

	$29,880,141	$(21,505,694)

4.	Tax Status of the Plan

The IRS has determined and informed the Company by a letter dated April 25, 2002, that the Plan was designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan legal counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC.

5.	The Master Trust

The Plan’s investments are in the Ryerson Tull Master Trust (the “Master Trust”) which was established for the investment of assets of the Plan, and effective March 1, 2000, the assets of the Ryerson Tull Combined Retirement Plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 2003 and 2002, the Plan’s interest in the net assets of the Master Trust was approximately 94% and 98%, respectively.

The following table presents the fair value of investments for the Master Trust:

	2003	2002
Investments at fair market value
Interest bearing cash*	$23,460	$28,947
Pooled investment funds	223,642,557	184,711,552
Common stock*	356,084	224,425
Guaranteed investment contracts	—	1,479,559
Participant loans	4,615,509	4,092,399

Net assets held by the Master Trust	$228,637,610	$190,536,882

*	Note that these investments are held 100% by the Plan.

Ryerson Tull Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

The total investment gain (loss) for the Master Trust for the years ended December 31, 2003 and 2002, is as follows:

	2003	2002
Net appreciation (depreciation) in fair value of investments
Pooled investment funds	$25,702,597	$(26,919,311)
Common stock	182,252	(161,976)
Interest on participant loans	240,742	290,907
Interest and dividend income	4,643,723	4,899,341

Total investment gain	$30,769,314	$(21,891,039)

6.	Risks and Uncertainties

The Plan provides for various investment options in any combination of shares in registered investment companies and money market funds. Investment securities are exposed to various risks, such as interest rates, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

SIGNATURES

Ryerson Tull Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RYERSON TULL SAVINGS PLAN
(Name of Plan)

Date: June 25, 2004	By:	/s/ Terence R. Rogers
Terence R. Rogers
Vice President – Finance and Member of Ryerson Tull Savings Plan Committee

Index to Exhibits

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm